Exhibit 99.1

BANCO DE GALICIA Y BUENOS AIRES S.A.

March 25, 2014

To: Comisión Nacional de Valores (National Securities Exchange Commission)

Re: Material Event – Change in Jurisdiction

To whom it may concern:

We are writing to inform you that on March 25, 2014, the Board of Directors (the “Board”) of Banco de Galicia y Buenos Aires S.A. (the “Company”) resolved to change the jurisdiction of Galicia Cayman Limited from the Cayman Islands to Argentina. The Company owns 100% of the shares of Galicia Cayman Limited.

Galicia Cayman Limited will be registered in the province of Mendoza, Argentina under the name of Galicia Cayman S.A. Galicia Cayman S.A. will be organized under the jurisdiction of Argentina and will be subject to Argentine law.

Yours sincerely,
Patricia Lastiry
Attorney-in-fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.